Exhibit 99.1

FOR IMMEDIATE RELEASE

August 25, 2014

Investment Funds Affiliated with Rhône Capital Announce Intention to Commence Tender Offer for Up To 20% of the Common Stock of Elizabeth Arden, Inc.

NEW YORK, New York – Aug. 25, 2014 – Investment funds affiliated with Rhône Capital L.L.C. (“Rhône Capital”) today announced that they intend to commence a tender offer to the shareholders of Elizabeth Arden, Inc. (“Elizabeth Arden”) to acquire a significant interest in the company. The entities affiliated with Rhône Capital, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P., both Delaware limited partnerships (the “Purchasers”), intend to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares of common stock of Elizabeth Arden (including shares of common stock underlying warrants held by the Purchasers), at a cash purchase price of $17.00 per share.

The intended offer price represents a premium of approximately 3.7% over the volume weighted average price of Elizabeth Arden common stock for the five trading days following announcement of the Company’s earnings for the quarter and year ended June 30, 2014, and a premium of approximately 0.5% over Elizabeth Arden’s closing share price on Aug. 25, 2014, the last trading day prior to today’s announcement. The terms and conditions of the offer will be described in an Offer to Purchase and related letter of transmittal that will be mailed to Elizabeth Arden’s shareholders when the Purchasers commence their tender offer, which is expected to occur promptly. The offer will not be conditioned on any minimum number of shares being tendered, but will be subject to other conditions, including receipt of any required governmental approvals.

The Purchasers currently own 50,000 shares of Elizabeth Arden’s Series A Serial Preferred Stock and warrants to purchase 2,452,267 shares of Elizabeth Arden’s common stock, constituting approximately 7.6% of the outstanding common stock of Elizabeth Arden on an as-exercised basis, acquired pursuant to a private placement on Aug. 19, 2014. The Purchasers previously announced their intention to increase their investment in Elizabeth Arden, and are subject to standstill restrictions pursuant to which they have agreed not to acquire more than 30% of the outstanding stock in Elizabeth Arden entitled to vote generally in the election of directors.

Rhône Capital is a global private equity firm with a focus on investments in market leading businesses with a pan-European or transatlantic presence and expansion prospects, with prior experience in the consumer product, retail and beauty sectors and with a track record of adding value in public companies as a minority investor.

The Purchasers have not yet commenced the tender offer referred to in this press release. The discussion of the tender offer contained in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer to purchase and the solicitation of the shares will be made only pursuant to the Offer to Purchase, the related letter of transmittal, and other related materials that are expected to be mailed to all shareholders shortly after commencement of the tender offer, at no expense to shareholders. Shareholders should read those materials and the documents incorporated therein by reference carefully when they become available, because they will contain important information, including the various terms and conditions of the tender offer. Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC and Rhône Capital IV L.P. intend to file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the Offer to Purchase, the related letter of transmittal, and other related materials, will also be available to shareholders at no charge on the SEC’s website at www.sec.gov. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Contact:

M. Allison Steiner

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

(212) 218-6700

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